FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference - Valencia May 25th and 26th, 2006	3

Telefonica, S.A., hereby reports the following:

On May 25th and 26th, 2006, Telefonica Group will host its Fifth Investor Conference in the city of Valencia. Please find below the Conference Agenda.

Thursday, May 25th, 2006

09:00 Cesar Alierta - Executive Chairman and CEO of Telefonica Group

09:45 Antonio Viana - Baptista - Executive Chairman of Telefonica Moviles

11:30 Peter Erskine - Executive Chairman of O2

12:15 Jaime Smith - Executive Chairman of Cesky Telecom

15:00 Luis Lada - Executive Chairman of Telefonica de España

16:00 Jose Maria Alvarez - Pallete - Executive Chairman of Telefonica Latinoamerica

Friday, May 26th, 2006

9:30 Julio Linares - General Manager for Coordination, Business development and Synergies

11:00 Santiago Fernandez Valbuena - Chief Financial Officer of Telefonica

12:00 Cesar Alierta - Executive Chairman and CEO of Telefonica Group

12:15 Joint Q & A session

Live broadcasting of presentations is available to any interested party at: http://www.telefonica.es/accionistaseinversores/.

Likewise, all the presentations will be sent to the Spanish National Securities Market Commission and the different securities markets where the Company's securities are traded. All the aforesaid presentations will also be available to the shareholders and investors on the Company's website: http://www.telefonica.es/valencia2006/eng.

Madrid, May 24th, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 25th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors